FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, July 20, 2015

FAIRFAX SPECIAL MEETING POSTPONED TO AUGUST 13, 2015

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that it has postponed its upcoming special meeting of shareholders (the “Special Meeting”) called to consider, and if deemed appropriate, to adopt a special resolution authorizing an amendment to Fairfax’s articles of incorporation, originally scheduled for July 21, 2015. The postponement will allow more time for the holders of a significant number of shares which have not been voted to vote their shares, and allow Fairfax’s management to continue ongoing discussions with shareholders concerning the proposed amendment.

"We encourage the numerous shareholders who have not yet voted on this proposed amendment to do so. We believe that this amendment is in the best interests of Fairfax and its shareholders, so it is important that shareholders submit their proxies or instruct their brokers or custodians to submit them," said Prem Watsa, Fairfax's Chairman and CEO.

The Special Meeting will now be held on Thursday, August 13, 2015 at 9:00 a.m. (Toronto time) at the offices of Torys LLP, 79 Wellington Street West, 33rd floor, Toronto, Canada.

As a result of the postponement of the Special Meeting, the deadline for proxies to be received is now 12:00 noon (Toronto time) on August 12, 2015. Shareholders who have already submitted a form of proxy and do not wish to change their vote need not take any further action. Shareholders continue to have the right to revoke or change their proxies prior to the commencement of the Special Meeting in accordance with the procedures set forth in the management proxy circular dated June 12, 2015 in respect of the Special Meeting.

The record date for the Special Meeting has not changed and remains the close of business on June 24, 2015.

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941